SOL Strategies Announces Staking Partnership with ASX-Listed DigitalX

ASX-listed digital asset manager selects SOL Strategies' validator infrastructure for Solana staking services

Toronto, Ontario--(Newsfile Corp. - May 12, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly Cypherpunk Holdings Inc., "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to building critical infrastructure for the Solana blockchain ecosystem, today announced a new strategic staking partnership with DigitalX Limited (ASX: DCC), an Australian Stock Exchange-listed blockchain technology company and digital asset fund manager.

Under the partnership, DigitalX will stake its Solana (SOL) holdings through BitGo's institutional custody platform, selecting SOL Strategies as its validator partner. BitGo is the world's largest, independent digital asset custodian, and its recent integration with SOL Strategies gives institutional clients secure access to a high-performance validator network.

This partnership builds on SOL Strategies' recent integration into BitGo's validator offering, a major milestone that positions SOL Strategies among a select group of trusted institutional validators globally. Through BitGo, institutional clients like DigitalX can now easily access SOL Strategies' high- performance validator network, which consistently delivers among the highest yields in the Solana ecosystem.

SOL Strategies CEO, Leah Wald commented:

"We're thrilled to welcome DigitalX to our growing roster of institutional clients, DigitalX shares our vision for expanding institutional access to the blockchain economy. Their decision to stake with SOL Strategies further validates the strength, security, and performance of the infrastructure we have built for sophisticated participants in the digital asset market."

The partnership represents a strategic collaboration between two publicly-traded blockchain companies. SOL Strategies will provide DigitalX with institutional-grade, compliant, and performance--optimized staking infrastructure, supporting DigitalX's capabilities within the Solana ecosystem.

DigitalX Interim CEO, Demetrios Christou commented:

"Partnering with SOL Strategies reflects our commitment to aligning with best-in-class infrastructure providers. Their proven performance, strong security and integration with BitGo made this an ideal choice as we expand our Solana exposure. This collaboration supports our goal of delivering consistent, secure and scalable returns through digital asset staking."

SOL Strategies operates enterprise-grade staking infrastructure with exceptional uptime and industry- leading security practices. The Company's validators utilize best-in-class hardware and operational protocols to maximize performance across the Solana network.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Public Relations Contact:
solstrategies@scrib3.co

About DigitalX Limited

DigitalX Ltd (ASX: DCC) is a leading Australian digital investment manager and the only ASX-listed crypto fund manager. We are the longest standing publicly listed digital asset company in Australia.

Our track record of digital asset management covers more than six years and we've delivered strong results in that time: The DigitalX Bitcoin Fund was rated by Morningstar as the #1 Performing Fund in Australia across all categories for 2023 returns (source: AFR).

DigitalX implements institutional grade custody and insurance working exclusively with reputable, independent partners. Our primary clients are domestic individual wholesale investors and family offices.

We manage Australia's first ASX-listed spot Bitcoin ETF (ASX: BTXX) and our Treasury strategy includes earning yields through staking of digital assets - leveraging blockchain technologies to create additional value for our investors.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the partnership with DigitalX, the anticipated benefits of this relationship, and its potential impact on the Company's position in the Solana validator ecosystem. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/251532